Exhibit 21.1

The following are subsidiaries of Blue Buffalo Pet Products, Inc. and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization
Blue Pet Products, Inc.	Delaware
Blue Buffalo Company, Ltd.	Delaware
Sierra Pet Products, LLC	Delaware
Great Plains Leasing, LLC	Delaware
Heartland Pet Foods Manufacturing, Inc.	Delaware
Blue Buffalo Pet Products Canada, Ltd.	Canada